International
Access
Fund


December 31, 1996
Annual Report


                                                               [LOGO]DEAN WITTER

DEAN WITTER
Two World Trade Center
62nd Floor
New York, NY 10048
Telephone (212) 392-8899

DWFCM INTERNATIONAL ACCESS FUND L.P.
ANNUAL REPORT
1996

Dear Limited Partner:

This marks the third annual report for the DWFCM International Access Fund L.P. (the "Fund"). The Fund began the year at a Net Asset Value per Unit of $1,129.51 and increased in value by 4.0% to close the year at a Net Asset Value of $1,174.35. Since its inception in March of 1994, the Fund has increased by 17.4% (a compound annual return of 5.8%).

Gains were recorded during January from short positions in the Japanese yen and most major European currencies. Additional gains were recorded from long global interest rate futures positions as prices in these markets increased during the month. A portion of these gains was offset by losses from long positions in energy futures as gas and oil prices reversed lower after an upward move late in 1995. Significant losses were recorded in February as a result of a series of sharp trend reversals higher in the value of the Japanese yen and most major European currencies. Additional losses were recorded in the energy markets, as a result of inconsistent price movement, and in financial futures, as a result of a sharp reversal lower in the previous upward move in global interest rate futures prices. Small gains were recorded in March from newly established long positions in the energy markets as oil and gas futures prices finished the month higher. Additional gains were recorded in currencies from long Australian dollar positions as its value increased relative to the U.S. dollar.

Trading gains posted during April were due primarily to a downward move in the value of the German mark and Swiss franc relative to the U.S. dollar. Smaller gains were recorded from trading in the energy futures markets. Sharp trend reversals in a majority of the markets traded resulted in losses during May. The most significant losses were recorded in metals from long copper futures positions as prices moved dramatically lower on May 17 and 20. Smaller losses were recorded in financial futures. During June, global interest rate and stock index futures prices moved in a choppy pattern, resulting in losses for the Fund. Smaller losses were recorded in the currency markets. A portion of these losses was offset by gains from short copper futures positions as prices moved dramatically lower on news of significant losses in copper by Sumitomo Corporation.

During July, long Swiss franc, French franc and German mark positions profited from an upward move in value relative to the U.S. dollar. Additional gains were recorded from long global interest rate futures positions. Trend reversals and choppy movement in the currency markets resulted in losses for the Fund during August, thus giving back a portion of July's gains. Smaller losses were recorded from trading soft commodities and metals. Gains from long energy futures positions offset a portion of these losses. A strong upward move in global interest rate futures prices during September resulted in gains for the Fund's long positions. Additional gains were recorded in the energy markets as oil and gas prices continued to trend higher.

Gains were recorded during October from long British pound positions as the value of the pound surged higher relative to the U.S. dollar. Additional gains were recorded from long global interest rate futures positions as prices continued to trend higher. Gains were recorded in November as long positions in global interest rate futures and the British pound profited from a continued upward price trend. Smaller gains were recorded in metals trading from long copper and short gold futures positions. Losses were recorded during December as a result of sudden and dramatic reversal lower in global interest rate futures prices early in the month. Additional losses were recorded as the value of the British pound decreased sharply during the first week of December.

After experiencing a considerable decline in the first half of the year (particularly in February), the Fund rebounded significantly during September, October and November by taking advantage of strong price trends in global financial futures and currency markets. A portion of these gains were given back during December due to significant trend reversals in global bonds and currencies. Overall, the Fund was able to overcome the difficult performance during the first half of the year and December and post modest gains as a result of profits experienced during the year's strongest months (September-November).

Should you have any questions concerning this report, please feel free to contact Demeter Management Corporation at Two World Trade Center, 62nd Floor, New York, NY 10048, or your Dean Witter Account Executive.

I hereby affirm, that to the best of my knowledge and belief, the information contained in this report is accurate and complete. Past performance is not a guarantee of future results.

    Sincerely,

    /s/ Mark J. Hawley
    Mark J. Hawley
    President
    Demeter Management Corporation
    General Partner

DWFCM INTERNATIONAL ACCESS FUND L.P.
INDEPENDENT AUDITORS' REPORT

The Limited Partners and the General Partner:

We have audited the accompanying statements of financial condition of DWFCM International Access Fund L.P. (the "Partnership") as of December 31, 1996 and 1995 and the related statements of operations, changes in partners' capital, and cash flows for the years ended December 31, 1996 and 1995 and the period from March 3, 1994 (commencement of operations) to December 31, 1994. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of DWFCM International Access Fund L.P. as of December 31, 1996 and 1995 and the results of its operations and its cash flows for the years ended December 31, 1996 and 1995 and the period from March 3, 1994 (commencement of operations) to December 31, 1994 in conformity with generally accepted accounting principles.

/s/ Deloitte & Touche LLP
February 17, 1997
New York, New York

DWFCM INTERNATIONAL ACCESS FUND L.P.
STATEMENTS OF FINANCIAL CONDITION

                                              DECEMBER 31,
                                          ---------------------
                                             1996       1995
                                          ---------- ----------
                                              $          $
                            ASSETS
Equity in Commodity futures trading
 accounts:
 Cash                                     44,917,336 53,843,646
 Net unrealized gain on open contracts       622,794    929,946
                                          ---------- ----------
 Total Trading Equity                     45,540,130 54,773,592
Interest receivable (DWR)                    152,193    197,923
Due from DWR                                  38,526    165,458
                                          ---------- ----------
 Total Assets                             45,730,849 55,136,973
                                          ========== ==========
               LIABILITIES AND PARTNERS' CAPITAL
LIABILITIES
 Redemptions payable                         649,420  1,058,634
 Accrued management fee (DWFCM)              113,798    136,687
 Accrued administrative expenses             100,120    147,774
 Accrued brokerage commissions (DWR)          59,631    126,849
 Accrued transaction fees and costs           13,426     22,110
                                          ---------- ----------
 Total Liabilities                           936,395  1,492,054
                                          ---------- ----------
PARTNERS' CAPITAL
 Limited Partners (37,433.592
   and 46,783.554 Units, respectively)    43,960,184 52,842,505
 General Partner (710.409 Units)             834,270    802,414
                                          ---------- ----------
 Total Partners' Capital                  44,794,454 53,644,919
                                          ---------- ----------
 Total Liabilities and Partners' Capital  45,730,849 55,136,973
                                          ========== ==========
NET ASSET VALUE PER UNIT                    1,174.35   1,129.51
                                          ========== ==========

   The accompanying notes are an integral part of these financial statements.

DWFCM INTERNATIONAL ACCESS FUND L.P.
STATEMENTS OF OPERATIONS

                                                         FOR THE
                                                       PERIOD FROM
                                                      MARCH 3, 1994
                                     FOR THE          (COMMENCEMENT
                                   YEARS ENDED             OF
                                   DECEMBER 31,        OPERATIONS)
                               ---------------------   TO DECEMBER
                                 1996        1995       31, 1994
                               ---------  ----------  -------------
                                   $          $             $
REVENUES
Trading Profit (Loss):
 Realized                      5,018,781  22,979,666   (6,286,520)
 Net change in unrealized       (307,152) (3,418,005)   4,347,951
                               ---------  ----------   ----------
 Total Trading Results         4,711,629  19,561,661   (1,938,569)
Interest income (DWR)          1,841,956   2,733,008    1,699,353
                               ---------  ----------   ----------
 Total Revenues                6,553,585  22,294,669     (239,216)
                               ---------  ----------   ----------
EXPENSES
Brokerage commissions (DWR)    3,548,366   4,994,346    3,324,472
Management fees (DWFCM)        1,401,716   1,856,924    1,418,368
Transaction fees and costs       232,569     386,241      163,844
Administrative expenses           92,000      80,000       97,025
Incentive fees (DWFCM)               --    1,170,066      318,672
                               ---------  ----------   ----------
 Total Expenses                5,274,651   8,487,577    5,322,381
                               ---------  ----------   ----------
NET INCOME (LOSS)              1,278,934  13,807,092   (5,561,597)
                               =========  ==========   ==========
NET INCOME (LOSS) ALLOCATION:
Limited Partners               1,247,078  13,663,064   (5,498,497)
General Partner                   31,856     144,028      (63,100)
NET INCOME (LOSS) PER UNIT:
Limited Partners                   44.84      202.74       (73.23)
General Partner                    44.84      202.74       (73.23)

STATEMENT OF CHANGES IN PARTNERS' CAPITAL
FOR THE YEARS ENDED DECEMBER 31, 1996 AND 1995 AND THE PERIOD FROM MARCH 3, 1994 (COMMENCEMENT OF OPERATIONS) TO DECEMBER 31, 1994

                              UNITS OF
                             PARTNERSHIP    LIMITED    GENERAL
                              INTEREST     PARTNERS    PARTNER     TOTAL
                             -----------  -----------  -------  -----------
                                               $          $          $
Partners' Capital,
March 3, 1994                      2.000        1,000    1,000        2,000
Initial Offering              20,265.008   20,040,008  225,000   20,265,008
Supplemental
  Offerings                   47,153.068   47,353,943  496,486   47,850,429
Net Loss                             --    (5,498,497) (63,100)  (5,561,597)
Redemptions                   (2,284.236)  (2,188,868)  (1,000)  (2,189,868)
                             -----------  -----------  -------  -----------
Partners' Capital, December
31, 1994                      65,135.840   59,707,586  658,386   60,365,972
Net Income                           --    13,663,064  144,028   13,807,092
Redemptions                  (17,641.877) (20,528,145)     --   (20,528,145)
                             -----------  -----------  -------  -----------
Partners' Capital,
December 31, 1995             47,493.963   52,842,505  802,414   53,644,919
Net Income                           --     1,247,078   31,856    1,278,934
Redemptions                   (9,349.962) (10,129,399)     --   (10,129,399)
                             -----------  -----------  -------  -----------
Partners' Capital, December
31, 1996                      38,144.001   43,960,184  834,270   44,794,454
                             ===========  ===========  =======  ===========

   The accompanying notes are an integral part of these financial statements.

DWFCM INTERNATIONAL ACCESS FUND L.P.
STATEMENTS OF CASH FLOWS

                                                                   FOR THE
                                                                 PERIOD FROM
                                                                MARCH 3, 1994
                                              FOR THE           (COMMENCEMENT
                                            YEARS ENDED         OF OPERATIONS)
                                           DECEMBER 31,          TO DECEMBER
                                      ------------------------       31,
                                         1996         1995           1994
                                      -----------  -----------  --------------
                                           $            $             $
CASH FLOWS FROM
 OPERATING ACTIVITIES
Net income (loss)                       1,278,934   13,807,092    (5,561,597)
Noncash item included in net income
  (loss):
 Net change in unrealized                 307,152    3,418,005    (4,347,951)
(Increase) decrease in
  operating assets:
 Interest receivable (DWR)                 45,730       38,546      (236,469)
 Due from DWR                             126,932       12,912      (178,370)
Increase (decrease) in operating
  liabilities:
 Accrued management fee (DWFCM)           (22,889)     (15,724)      152,411
 Accrued administrative
   expenses                               (47,654)      65,774        82,000
 Accrued brokerage commissions (DWR)      (67,218)      75,769        51,080
 Accrued transaction fees and costs        (8,684)      18,608         3,502
                                      -----------  -----------   -----------
Net cash provided by (used for) op-
  erating
  activities                            1,612,303   17,420,982   (10,035,394)
                                      -----------  -----------   -----------
CASH FLOWS FROM FINANCING ACTIVITIES
Offering of units                             --           --     68,115,437
Increase (decrease) in redemptions
  payable                                (409,214)     434,170       624,464
Redemptions of Units                  (10,129,399) (20,528,145)   (2,189,868)
                                      -----------  -----------   -----------
Net cash provided by (used for)
  financing activities                (10,538,613) (20,093,975)   66,550,033
                                      -----------  -----------   -----------
Net increase (decrease) in cash        (8,926,310)  (2,672,993)   56,514,639
Balance at beginning of period         53,843,646   56,516,639         2,000
                                      -----------  -----------   -----------
Balance at end of period               44,917,336   53,843,646    56,516,639
                                      ===========  ===========   ===========

   The accompanying notes are an integral part of these financial statements.

DWFCM INTERNATIONAL ACCESS FUND L.P.
NOTES TO FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

ORGANIZATION--DWFCM International Access Fund L.P. (the "Partnership") is a limited partnership organized to engage in speculative trading of futures contracts and forward contracts, and options on futures contracts and physical commodities, and other commodity interests. The general partner for the Partnership is Demeter Management Corporation ("Demeter"). The commodity broker is Dean Witter Reynolds Inc. ("DWR"). The Trading Manager is Dean Witter Futures & Currency Management Inc. ("DWFCM"). DWR, Demeter and DWFCM are all wholly-owned subsidiaries of Dean Witter, Discover & Co. ("DWD").

Demeter is required to maintain a 1% minimum interest in the equity of the Partnership and income (losses) are shared by the General and Limited Partners based upon their proportional ownership interests.

BASIS OF ACCOUNTING--The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts in the financial statements.

REVENUE RECOGNITION--Commodity futures contracts and other commodity interests are open commitments until settlement date. They are valued at market and the resulting unrealized gains and losses are reflected in income. Monthly, DWR pays the Partnership interest income based upon 80% of the average daily Net Assets for the month at a rate equal to the average yield on 13-Week U.S. Treasury Bills issued during such month. For purposes of such interest payments, Net Assets do not include monies due the Partnership on forward contracts and other commodity interests, but not actually received.

NET INCOME (LOSS) PER UNIT--Net income (loss) per Unit is computed using the weighted average number of units outstanding during the period.

EQUITY IN COMMODITY FUTURES TRADING ACCOUNTS--The Partnership's asset "Equity in Commodity futures trading accounts" consists of cash on deposit at DWR to be used as margin for trading and the net asset or liability related to unrealized gains or losses on open contracts. The asset or liability related to the unrealized gains or losses on forward contracts is presented as a net amount because the Partnership has a master netting agreement with DWR.

DWFCM INTERNATIONAL ACCESS FUND L.P.
NOTES TO FINANCIAL STATEMENTS--(CONTINUED)

BROKERAGE COMMISSIONS AND RELATED TRANSACTION FEES AND COSTS--The Partnership accrues brokerage commissions on a half-turn basis at 80% of DWR's published non-member rates. Transactions fees and costs are accrued on a half-turn basis. Prior to September 1, 1996, brokerage commissions were capped at 3/4 of 1% per month of the Partnership's adjusted month-end Net Assets as defined in the Limited Partnership Agreement. Transactions fees and costs were accrued on a half-turn basis to a maximum of 1/12 of 1% per month of the Partnership's adjusted month-end Net Assets.

Effective September 1, 1996, brokerage commissions and transaction fees chargeable to the Partnership have been capped at 13/20 of 1% per month of the Partnership's month-end Net Assets (as defined in the Limited Partnership Agreement).

OPERATING EXPENSES--The Partnership bears all operating expenses related to its trading activities, to a maximum of 1/4 of 1% annually of the Partnership's average month-end Net Assets. These include filing fees, legal, auditing, accounting, mailing, printing and other incidental expenses as permitted by the Limited Partnership Agreement. In addition, the Partnership incurs a monthly management fee and may incur an incentive fee. Demeter bears all other operating expenses.

OFFERING OF UNITS--Units were offered at a price equal to 100% of the Net Asset Value per Unit as of March 31, April 30, May 31, and June 30, 1994. On August 1, 1994 additional units were subscribed through a private placement at a price equal to 100% of the Net Asset Value per Unit on July 31, 1994.

REDEMPTIONS--Limited Partners may redeem some or all of their Units at 100% of the Net Asset Value per Unit on the last day that is six months after the closing at which a person first became a limited partner, upon five business days advance notice by redemption form to Demeter. Thereafter, Units may be redeemed as of the end of any month upon five business days advance notice by redemption form to Demeter. However, any Units redeemed at or prior to the end of the sixth or ninth month following the closing at which such person first became a limited partner, may be assessed a redemption charge equal to 2% or 1% respectively, of the Net Asset Value per Unit on the date of the trading redemption. Limited Partners who obtained their units via an exchange from another DWR sponsored commodity pool are not subject to the six-month holding period or the redemption charges.

DISTRIBUTIONS--Distributions, other than on redemptions of Units, are made on a pro-rata basis at

DWFCM INTERNATIONAL ACCESS FUND L.P.
NOTES TO FINANCIAL STATEMENTS--(CONTINUED)

the sole discretion of Demeter. No distributions have been made to date.

INCOME TAXES--No provision for income taxes has been made in the accompanying financial statements, as partners are individually responsible for reporting income or loss based upon their respective share of the Partnership's revenues and expenses for income tax purposes.

DISSOLUTION OF THE PARTNERSHIP--The Partnership will terminate on December 31, 2025 or at an earlier date if certain conditions set forth in the Limited Partnership Agreement occur.

2. RELATED PARTY TRANSACTIONS

Under its Customer Agreement with DWR, the Partnership pays brokerage commissions to DWR as described in Note 1. The Partnership's cash is on deposit with DWR in commodity trading accounts to meet margin requirements as needed. DWR pays interest on these funds as described in Note 1.

Demeter, on behalf of the Partnership and itself, has entered into a Management Agreement with DWFCM to make all trading decisions for the Partnership.

Compensation to DWFCM by the Partnership consists of a management fee and an incentive fee as follows:

MANAGEMENT FEE--The Partnership pays a monthly management fee equal to 1/4 of 1% of the Partnership's adjusted Net Assets, as defined, as of the last day of each month.

INCENTIVE FEE--The Partnership will pay a quarterly incentive fee equal to 15% of the "Trading Profits", as defined, earned by the Partnership as of the end of each calendar quarter. If the trading advisor has experienced "Trading Losses" with respect to its allocated Net Assets at the time of any supplemental closing, the trading advisor must earn back such losses plus a pro rata amount related to the funds allocated to the trading advisor at such supplemental closing before the trading advisor is eligible for an incentive fee. Such incentive fee is accrued in each month in which "Trading Profits" occur. In those months in which "Trading Profits" are negative, previous accruals, if any, during the incentive period will be reduced. In those instances, in which a Limited Partner redeems an investment, the incentive fee (if earned through a redemption date) is to be paid to such advisor on those redemptions in the month of such redemptions.

DWFCM INTERNATIONAL ACCESS FUND L.P.
NOTES TO FINANCIAL STATEMENTS--(CONTINUED)

3. FINANCIAL INSTRUMENTS

The Partnership trades futures and forward contracts in interest rates, stock indices, commodities, currencies, petroleum, and precious metals. Futures and forwards represent contracts for delayed delivery of an instrument at a specified date and price. Risk arises from changes in the value of these contracts and the potential inability of counterparties to perform under the terms of the contracts. There are numerous factors which may significantly influence the market value of these contracts, including interest rate volatility. At December 31, 1996 and 1995, open contracts were:

                         CONTRACT OR NOTIONAL AMOUNT
                         ---------------------------
                             1996          1995
                         ------------- -------------
                               $             $
EXCHANGE-TRADED CONTRACTS
Financial Futures:
 Commitments to Purchase           --    136,410,000
Commodity Futures:
 Commitments to Purchase     4,997,000    16,902,000
 Commitments to Sell         6,129,000     2,691,000
Foreign Futures:
 Commitments to Purchase    52,700,000   264,664,000
 Commitments to Sell        64,893,000    31,166,000
OFF-EXCHANGE-TRADED FORWARD
  CURRENCY CONTRACTS
 Commitments to Purchase   181,503,000   266,891,000
 Commitments to Sell       205,068,000   275,289,000

A portion of the amounts indicated as off-balance-sheet risk in forward currency contracts is due to offsetting forward commitments to purchase and to sell the same currency on the same date in the future. These commitments are economically offsetting, but are not offset in the forward market until the settlement date.

The unrealized gains on open contracts are reported as a component of "Equity in Commodity futures trading accounts" on the Statements of Financial Condition and totaled $622,794 and $929,946 at December 31, 1996 and 1995, respectively.

Of the $622,794 net unrealized gain on open contracts at December 31, 1996, $881,994 related to exchange-traded futures contracts and $(259,200) related to off-exchange-traded forward currency contracts. Of the $929,946 net unrealized gain on open contracts at December 31, 1995, $2,665,070 related to exchange-traded futures contracts and $(1,735,124) related to off-exchange-traded forward currency contracts.

Exchange-traded futures contracts held by the Partnership at December 31, 1996 and 1995 mature through June 1997 and September 1996, respectively. Off-exchange-traded forward currency contracts held

DWFCM INTERNATIONAL ACCESS FUND L.P.
NOTES TO FINANCIAL STATEMENTS--(CONTINUED)

by the Partnership at December 31, 1996 and 1995 mature through February 1997 and February 1996, respectively. The contract amounts in the above table represent the Partnership's extent of involvement in the particular class of financial instrument, but not the credit risk associated with counterparty nonperformance.
The credit risk associated with these instruments is limited to the amounts reflected in the Partnership's Statements of Financial Condition.

The Partnership also has credit risk because DWR acts as the futures commission merchant or the sole counterparty, with respect to most of the Partnership's assets. Exchange-traded futures contracts are marked to market on a daily basis, with variations in value settled on a daily basis. DWR, as the futures commission merchant for all of the Partnership's exchange-traded futures contracts, is required pursuant to regulations of the Commodity Futures Trading Commission to segregate from its own assets, and for the sole benefit of its commodity customers, all funds held by DWR with respect to exchange-traded futures contracts including an amount equal to the net unrealized gain on all open futures contracts, which funds totaled $45,799,330 and $56,508,716 at December 31, 1996 and 1995, respectively. With respect to the Partnership's off-exchange-traded forward currency contracts, there are no daily settlements of variations in value nor is there any requirement that an amount equal to the net unrealized gain on open forward contracts be segregated. With respect to those off-exchange-traded forward currency contracts, the Partnership is at risk to the ability of DWR, the counterparty on all of such contracts, to perform.

For the years ended December 31, 1996 and 1995, the average fair value of financial instruments held for trading purposes was as follows:


                                                         1996
                                                -----------------------
                                                  ASSETS    LIABILITIES
                                                ----------- -----------
                                                     $           $
EXCHANGE-TRADED CONTRACTS:
 Financial Futures                               32,533,000  14,853,000
 Commodity Futures                                7,299,000   5,251,000
 Foreign Futures                                116,399,000  43,410,000
OFF-EXCHANGE-TRADED FORWARD CURRENCY CONTRACTS  261,668,000 261,020,000

                                                         1995
                                                -----------------------
                                                  ASSETS    LIABILITIES
                                                ----------- -----------
                                                     $           $
EXCHANGE-TRADED CONTRACTS:
 Financial Futures                               49,469,000  30,684,000
 Commodity Futures                                4,455,000   9,737,000
 Foreign Futures                                152,480,000  62,777,000
OFF-EXCHANGE-TRADED FORWARD CURRENCY CONTRACTS  243,901,000 346,270,000

DWFCM INTERNATIONAL ACCESS FUND L.P.
NOTES TO FINANCIAL STATEMENTS--(CONCLUDED)

4. LEGAL MATTERS

On September 6, 10, and 20, 1996, similar purported class actions were filed in the Superior Court of the State of California, County of Los Angeles, on behalf of all purchasers of interests in limited partnership commodity pools sold by DWR. Named defendants include DWR, Demeter, DWFCM, DWD (all such parties referred to hereafter as the "Dean Witter Parties"), certain limited partnership commodity pools of which Demeter is the general partner, and certain trading advisors to those pools. Similar purported class actions were also filed on September 18 and 20, 1996, in the Supreme Court of the State of New York, New York County, and on November 14, 1996 in the Superior Court of the State of Delaware, New Castle County, against the Dean Witter Parties and certain trading advisors on behalf of all purchasers of interests in various limited partnership commodity pools sold by DWR. Generally, these complaints allege, among other things, that the defendants committed fraud, deceit, misrepresentation, breach of fiduciary duty, fraudulent and unfair business practices, unjust enrichment, and conversion in connection with the sale and operation of the various limited partnership commodity pools. The complaints seek unspecified amounts of compensatory and punitive damages and other relief. It is possible that additional similar actions may be filed and that, in the course of these actions, other parties could be added as defendants. The Dean Witter Parties believe that they have strong defenses to, and they will vigorously contest, the actions. Although the ultimate outcome of legal proceedings cannot be predicted with certainty, it is the opinion of management of the Dean Witter Parties that the resolution of the actions will not have a material adverse effect on the financial condition or the results of operations of any of the Dean Witter Parties.

DEAN WITTER REYNOLDS INC.
Two World Trade Center
62nd Floor
New York, NY 10048
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